As filed with the Securities and Exchange Commission on June 17, 2005
Registration No. 333-124169

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Michigan Consolidated Gas Company
(Exact name of Registrant as specified in its charter)

Michigan	No. 38-0478040
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2000 2nd Avenue
Detroit, Michigan 48226
(313) 235-4000
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Susan M. Beale
Vice President and Corporate Secretary
Michigan Consolidated Gas Company
2000 2nd Avenue
Detroit, Michigan 48226
(313) 235-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Teresa M. Sebastian	Richard L. Harden	Catherine C. Hood
Michigan Consolidated Gas Company	Hunton & Williams LLP	Dewey Ballantine LLP
2000 2nd Avenue	200 Park Avenue	1301 Avenue of the Americas
Detroit, Michigan 48226	New York, New York 10166	New York, NY 10019
(313) 235-4000	(212) 309-1000	(212) 259-8000
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective, as determined by market and other conditions.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE      , 2005
Prospectus
$200,000,000
Michigan Consolidated Gas Company
Senior Debt Securities

        By this prospectus, Michigan Consolidated Gas Company may offer from time to time senior debt securities. Prior to the release date described in this prospectus, the senior debt securities will be secured by first mortgage bonds.
      We will provide specific terms of the senior debt securities, including the offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest. This prospectus may not be used to consummate sales of senior debt securities unless it is accompanied by a prospectus supplement that describes those debt securities.
      We may offer these securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. See the “Plan of Distribution” section beginning on page 21 of this prospectus for more information.
       See “Risk Factors” beginning on page 2 for a discussion of certain risks associated with an investment in these senior debt securities.
       The mailing address of MichCon’s principal executive offices is 2000 2nd Avenue, Detroit, Michigan, 48226-1279, and its telephone number is (313) 235-4000.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated                    ,           .

      You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement or supplements. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus or any document incorporated by reference is accurate only as of its date. MichCon’s business, financial condition, results of operations and prospects may have changed since such date.
      We are not making an offer to sell these securities in any jurisdiction that prohibits the offer or sale of these securities.
      References in this prospectus to “MichCon,” the “Company,” “we,” “us” and “our” refer to Michigan Consolidated Gas Company, unless the context indicates that the references are to Michigan Consolidated Gas Company and its consolidated subsidiaries.
ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that MichCon filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, MichCon may sell the senior debt securities described in this prospectus in one or more offerings up to a total offering price of $200,000,000, including the U.S. dollar equivalent of non-U.S. dollar offerings.
      This prospectus provides you with a general description of the senior debt securities MichCon may offer. Each time MichCon sells senior debt securities, MichCon will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”
      For more detailed information about the senior debt securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS
      Before purchasing the senior debt securities, investors should carefully consider the following risk factors together with the other information incorporated by reference or provided in this prospectus or in a prospectus supplement in order to evaluate an investment in the securities. Each of the following risks could affect our performance.

Weather significantly affects our operations.
      Deviations from normal cold weather conditions affect our earnings and cash flow. Mild temperatures can result in decreased utilization of our assets, lowering income and cash flow.

We are subject to rate regulation.
      We operate in a regulated industry. Our gas rates are set by the Michigan Public Service Commission (“MPSC”) and cannot be increased without regulatory authorization. We may be impacted by new regulations or interpretations by the MPSC or other regulatory bodies. New legislation, regulations or interpretations could change how our business operates, impact our ability to recover costs through rate increases or require us to incur additional expenses.

Adverse changes in our credit ratings may negatively affect us.
      Increased scrutiny of the energy industry and regulatory changes, as well as changes in our economic performance could result in credit agencies reexamining our credit rating. While credit ratings reflect the opinions of the credit agencies issuing such ratings and may not necessarily reflect actual performance, a downgrade in our credit rating could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs.

Regional and national economic conditions may unfavorably impact us.
      Our business follows the economic cycles of the customers we serve. Should national or regional economic conditions decline, reduced volumes of gas we supply will result in decreased earnings and cash flow. Economic conditions in our service territory also impact our collections of accounts receivable and financial results.

Environmental laws and liability may be costly.
      We are subject to numerous environmental regulations. We may become a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.
      The regulatory environment is subject to significant change and, therefore, we cannot predict future issues. Since there can be no assurances that environmental costs may be recovered through the regulatory process, our financial performance may be negatively impacted as a result of environmental matters.

The supply of natural gas may impact our financial results.
      Our access to natural gas supplies is critical to ensure reliability of service for our customers.

A work interruption may affect us.
      Unions represent a majority of our employees. A union choosing to strike as a negotiating tactic would have an impact on our business.

Our ability to access capital markets at attractive interest rates is important.
      Our ability to access capital markets is important to operate our business. Heightened concerns about the energy industry, the level of borrowing by other energy companies and the market as a whole could limit our access to capital markets. Changes in interest rates could increase our borrowing costs and negatively impact financial performance.

Property tax reform may be costly.
      We are a large payer of property taxes in the State of Michigan. Should the legislature change how schools are financed, we could face increased property taxes.

We may not be fully covered by insurance.
      While we have a comprehensive insurance program in place to provide coverage for various types of risks, catastrophic damage as a result of acts of God, terrorism, war or a combination of significant unforeseen events could impact our operations and economic losses might not be covered in full by insurance.

Terrorism could affect our business.
      Damage to downstream infrastructure or our own assets by terrorist groups would impact our operations.

Failure to successfully implement new information systems could interrupt our operations.
      Our business depends on numerous information systems for operations and financial information and billings. We are in the process of implementing our DTE2 project, a multiyear Company-wide initiative to improve existing processes and implement new core information systems. Failure to successfully implement DTE2 and other new systems could interrupt our operations.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”), with respect to the financial condition, results of operations and business of MichCon. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this prospectus or in documents incorporated herein. All forward-looking statements we make are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
      Forward-looking statements involve certain assumptions, risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. There are many factors that may impact forward-looking statements including, but not limited to, the following:

•	the effects of weather and other natural phenomena on operations and sales to customers, and purchases from suppliers;

•	economic climate and growth or decline in the geographic areas where we do business;

•	environmental issues, laws and regulations, and the cost of remediation and compliance associated therewith;

•	implementation of the gas Customer Choice program;

•	impact of gas utility restructuring in Michigan, including legislative amendments;

•	employee relations and the impact of collective bargaining agreements;

•	access to capital markets and capital market conditions and the results of other financing efforts which can be affected by credit agency ratings;

•	the timing and extent of changes in interest rates;

•	the level of borrowings;

•	changes in the cost and availability of natural gas;

•	effects of competition;

•	impact of regulation by the MPSC and other applicable governmental proceedings and regulations;

•	changes in federal, state and local tax laws and their interpretations, including the Internal Revenue Code, regulations, rulings, court proceedings and audits;

•	the ability to recover costs through rate increases;

•	the availability, cost, coverage and terms of insurance;

•	the cost of protecting assets against or damage due to, terrorism;

•	changes in accounting standards and financial reporting regulations;

•	changes in federal or state laws and their interpretation with respect to regulation, energy policy and other business issues;

•	uncollectible accounts receivable; and

•	changes in the economic and financial viability of our suppliers and customers, and the continued ability of such parties to perform their obligations to MichCon.
      You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.
      All written and oral forward-looking statements attributable to MichCon or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
      The factors discussed above and other factors are discussed more completely in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarter ended March 31, 2005.

MICHIGAN CONSOLIDATED GAS COMPANY
      MichCon is a Michigan public utility engaged in the purchase, storage, transmission, distribution and sale of natural gas to approximately 1.2 million residential, commercial and industrial customers located in a 14,700 square mile area throughout Michigan. MichCon is a Michigan corporation organized in 1898 and is an indirect, wholly-owned subsidiary of DTE Enterprises, Inc. (“Enterprises”).
      MichCon became an indirect, wholly-owned subsidiary of DTE Energy Company (“DTE Energy”), an exempt holding company under the Public Utility Holding Company Act of 1935, as amended, on May 31, 2001, when DTE Energy completed the acquisition of MCN Energy Group Inc., MichCon’s parent company. At that time, MCN Energy merged with Enterprises, with Enterprises being the surviving corporation.
USE OF PROCEEDS
      Except as we may otherwise state in any accompanying prospectus supplement, we expect to use the net proceeds from the sale of our senior debt securities for:

•	repayment of outstanding indebtedness;

•	replacement of funds previously utilized for the redemption or repayment of securities;

•	working capital; and

•	capital expenditures.
      The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds. Pending the application of proceeds, we may invest the funds temporarily in short-term investment grade securities.
RATIOS OF EARNINGS TO FIXED CHARGES
      Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	Quarter
	Ended
	March 31,	Year Ended December 31,

	2005(1)	2004	2003	2002	2001(2)	2000

Ratio of earnings to fixed charges	—	1.12	1.77	1.53	—	3.65

(1)	For the quarter ended March 31, 2005, fixed charges exceeded earnings by $9.9 million. Excluding disallowances by the MPSC with respect to the rate orders that were issued on April 28, 2005, the ratio would have been 5.56 for this period.

(2)	For the year ended December 31, 2001, fixed charges exceeded earnings by $66.4 million. Excluding merger and restructuring charges, the ratio would have been 1.62 for this period.

      Our ratios of earnings to fixed charges were computed based on:

•	“earnings,” which consist of net income plus income taxes and fixed charges; and

•	“fixed charges,” which consist of total interest, amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals.

SECURITIES
      We may issue the senior debt securities, from time to time, in one or more series (i) secured by our first mortgage bonds issued and delivered to the senior trustee under the Twenty-Ninth Supplemental Indenture, dated as of July 15, 1989 providing for the modification and restatement of the Indenture of Mortgage and Deed of Trust dated as of March 1, 1944, between MichCon and Citibank, N.A., as mortgage trustee, as supplemented and amended by the supplemental indentures thereto, which we refer to collectively as the mortgage, or (ii) following the release date (as defined below), as either unsecured senior notes or as senior notes secured by first mortgage bonds issued under a mortgage bond indenture other than the mortgage. We refer to Citibank, N.A. as Citibank, and to Citibank, or any successor trustee, in its capacity as trustee under the mortgage, as the mortgage trustee. On the release date, any outstanding senior debt securities secured by our first mortgage bonds when issued will cease to be secured by first mortgage bonds issued under our mortgage and, at our option, either (a) will become unsecured general obligations of MichCon or (b) will be secured by first mortgage bonds issued under a mortgage bond indenture other than the mortgage.
      We will issue senior debt securities under the Indenture, dated as of June 1, 1998, between MichCon and Citibank, as trustee, which we refer to as the senior indenture. We refer to Citibank or any successor or additional trustee, in its capacity as trustee under the senior indenture, as the senior trustee for purposes of this prospectus. Prior to the release date, first mortgage bonds securing the senior debt securities, which we refer to as the collateral bonds, will be issued under the mortgage.
      Other than as described below under “Description of the First Mortgage Bonds — Issuance of Additional First Mortgage Bonds” with respect to limitations on the issuance of first mortgage bonds, neither the mortgage nor the senior indenture limits our ability to incur indebtedness. In addition, except as described below under “Description of the Senior Debt Securities — Restrictions” neither the mortgage nor the senior indenture affords holders of senior debt securities protection in the event of a decline in our credit quality or if we are involved in a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of senior debt securities for information regarding any deletions from, modifications of or additions to the events of default described below or covenants contained in the senior indenture, including any addition of a covenant or other provisions providing event risk or similar protection.
      There is no requirement, under either the senior indenture or the mortgage, which we refer to collectively as the indentures, that future issues of debt securities of MichCon be issued under the indentures, and, subject to certain restrictions which are described in “Description of the Senior Debt Securities — Restrictions,” MichCon will be free to employ other indentures or documentation, containing provisions different from those included in the indentures or applicable to one or more issues of senior debt securities, in connection with future issues of such other debt securities. Certain capitalized terms herein are defined in the indentures.
      We have filed copies of the senior indenture and the mortgage as exhibits to the registration statement of which this prospectus is a part. The summaries in this prospectus are summaries of certain provisions of the senior indenture and the mortgage and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the senior indenture and the mortgage, including the definition therein of certain terms. The following summaries set forth certain general terms and provisions of the senior debt securities to which any prospectus supplement may relate. We will describe the particular terms of the senior debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the senior debt securities so offered in the prospectus supplement relating to those debt securities.
DESCRIPTION OF THE SENIOR DEBT SECURITIES
      The following section summarizes certain provisions of the senior debt securities and the senior indenture. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the senior indenture, including the definitions of certain terms. Certain capitalized terms in this section are defined in the senior indenture.
General
      Until the release date (as defined below), the senior debt securities will be secured by one or more series of collateral bonds issued under the mortgage and delivered to the senior trustee. See “— Security; Release Date.” On the release date, the senior debt securities will cease to be secured by the collateral bonds and, at our option, either (i) will become unsecured general obligations of MichCon or (ii) will be secured by first mortgage bonds, which we refer to as substituted collateral bonds, issued under a mortgage bond indenture other than the mortgage. The senior indenture provides that, in addition to the senior debt securities offered hereby, we may issue additional senior debt securities, without limitation as to aggregate principal amount, from time to time, in one or more series, provided that, prior to the release date, the amount of senior debt securities that we may issue cannot exceed the aggregate principal amount of first mortgage bonds that we are able to issue under the mortgage.
      The prospectus supplement relating to the senior debt securities being offered will include specific terms relating to the offered securities. These terms will include some or all of the following:

•	the title of the senior debt securities;

•	any limit on the aggregate principal amount of the senior debt securities;

•	whether the senior debt securities will be issued in the form of one or more global securities and whether such global securities will be issued in a temporary global form or permanent global form;

•	the date or dates on which the senior debt securities will mature;

•	the rate or rates (which may be fixed or variable) per annum at which the senior debt securities will bear interest or the method by which such rate or rates shall be determined and the date from which interest will accrue or the method by which such date or dates shall be determined;

•	the place or places where the principal of (and premium, if any) and interest on the senior debt securities shall be payable;

•	the dates on which interest will be payable and the regular record dates for such interest payment dates;

•	the dates, if any, on which, and the price or prices at which, the senior debt securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by MichCon and other detailed terms and provisions of such sinking funds;

•	the date, if any, after which, and the price or prices at which, the senior debt securities may, pursuant to any optional redemption provisions, be redeemed at the option of MichCon or of the holder thereof and other detailed terms and provisions of such optional redemption;

•	the authorized denominations of the senior debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the principal amount thereof, the portion of the principal amount of the senior debt securities or any of them which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion is to be determined;

•	if other than U.S. dollars, the currency or currencies or currency unit or units of two or more currencies in which senior debt securities are denominated, for which they may be purchased, and in which principal and any premium and interest is payable;

•	any modifications of or additions to the events of default or covenants with respect to the senior debt securities; and

•	any other terms of the senior debt securities (which terms shall not be inconsistent with the senior indenture).

      All senior debt securities of any one series need not be issued at the same time and all the senior debt securities of any one series need not bear interest at the same rate or mature on the same date.
      If we sell any of the senior debt securities for foreign currencies or foreign currency units or if the principal of, premium, if any, or interest, if any, on any series of debt securities is payable in foreign currencies or foreign currency units, we will describe the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of debt securities and such currencies or currency units in the applicable prospectus supplement.
      Unless otherwise specified in the applicable prospectus supplement, principal and interest, if any, on the senior debt securities offered thereby are to be payable at the office or agency of MichCon maintained for such purposes in the city where the principal corporate trust office of the senior trustee is located, and will initially be the principal corporate trust office of the senior trustee, provided that payment of interest, if any, may be made (subject to collection) at the option of MichCon by check mailed to the persons in whose names the senior debt securities are registered at the close of business on the day specified in the prospectus supplement accompanying this prospectus.
      Unless otherwise indicated in the related prospectus supplement, we will issue the senior debt securities in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the senior debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
      We may sell senior debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We may describe the Federal income tax consequences and special considerations applicable to any series in the applicable prospectus supplement.
Security; Release Date
      Until the release date, the senior debt securities will be secured by one or more series of the collateral bonds issued and delivered by MichCon to the senior trustee. See “Description of the First Mortgage Bonds.” Upon the issuance of senior debt securities prior to the release date, we will simultaneously issue and deliver collateral bonds to the senior trustee, as security for such senior debt securities. Such collateral bonds will have the same stated rate or rates of interest (or interest calculated in the same manner), interest payment dates, stated maturity date and redemption provisions, and will be in the same aggregate principal amount as the senior debt securities being issued.
      We have agreed that we will, prior to the release date, issue a related series of collateral bonds in the name of the senior trustee in its capacity as trustee under the senior indenture concurrently with the issuance of each series of senior debt securities. The senior trustee has agreed to hold each series of collateral bonds in such capacity under all circumstances and not transfer such collateral bonds until the earlier of the release date or the prior retirement of the related series of senior debt securities through redemption, repurchase or otherwise. Prior to the release date, we will make payments of the principal of, and premium or interest on, each series of collateral bonds to the senior trustee, which payments shall be applied by the senior trustee to satisfaction of all obligations then due on the related series of senior debt securities.
      The “release date” will be the date that all first mortgage bonds of MichCon issued and outstanding under the mortgage, other than the collateral bonds, have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise. On the release date, the senior trustee will deliver to MichCon for cancellation all collateral bonds, and MichCon will cause the senior trustee to provide notice to all holders of senior debt securities of the occurrence of the release date. As a result, on the release date, the collateral bonds will cease to secure the senior debt securities, and, at the option of MichCon, the senior debt securities, either (i) will become unsecured general obligations of MichCon or (ii) will be secured by substituted collateral obligations.

      Each issue of collateral bonds will be secured by a lien on certain property owned by MichCon. In certain circumstances prior to the release date, MichCon is permitted to reduce the aggregate principal amount of an issue of collateral bonds held by the senior trustee, but in no event to an amount lower than the aggregate outstanding principal amount of the senior debt securities initially issued contemporaneously with such collateral bonds. Following the release date, we will terminate the mortgage, and we will not issue any additional bonds under the mortgage.
Certain Definitions
      For purposes of the descriptions of the senior debt securities, certain defined terms have the following meanings:

“Capitalized Lease Obligations” means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

“Indebtedness” of any person means:

(i) the principal of and premium (if any) in respect of indebtedness of such person for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

(ii) all Capitalized Lease Obligations of such person;

(iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

(v) all obligations of the type referred to in clauses (i) through (iv) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and

(vi) all obligations of the type referred to in clauses (i) through (v) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.
      “Project Finance Indebtedness” means Indebtedness of a subsidiary secured by a Lien on any property acquired, constructed or improved by such subsidiary after the date of the senior indenture which Lien is created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement, or on any property existing at the time of acquisition thereof; provided that such a Lien shall not apply to any property theretofore owned by any such subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed or the improvement is located; and provided further that such Indebtedness, by its terms, shall limit the recourse of any holder of such Indebtedness (or trustee on such holder’s behalf) in the event of any default in such Indebtedness to the assets subject to such Liens and the capital stock of the subsidiary issuing such Indebtedness. Notwithstanding the foregoing, Project Finance Indebtedness shall include all indebtedness that would constitute Project Finance Indebtedness but for the fact that such Indebtedness was issued prior to the date of the senior indenture and taking into account the fact that the property subject to the Lien may have been acquired prior to the date of the senior indenture.
      “Significant Subsidiary” means a subsidiary or subsidiaries of MichCon possessing assets (including the assets of its own subsidiaries but without regard to MichCon or any other subsidiary) having a book value, in the aggregate, equal to not less than 10% of the book value of the aggregate assets of MichCon and its subsidiaries calculated on a consolidated basis.
Restrictions
      The senior indenture provides that MichCon shall not consolidate with, merge with or into any other corporation (whether or not MichCon shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any person or group of affiliated persons, in one transaction or a series of related transactions, unless:

•	either MichCon shall be the continuing person or the person (if other than MichCon) formed by such consolidation or with which or into which MichCon is merged or the person (or group of affiliated persons) to which all or substantially all the properties and assets of MichCon are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by an indenture supplemental to the senior indenture, executed and delivered to the senior trustee in form satisfactory to the senior trustee, all the obligations of MichCon under the senior debt securities and the senior indenture;

•	immediately before and after giving effect to such transaction or series of transactions, no event of default, and no default, with respect to the senior debt securities shall have occurred and be continuing; and

•	MichCon shall have delivered to the senior trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with the senior indenture.
      The senior indenture also provides that, except as described below, we will not, nor will we permit any Significant Subsidiary to, create, incur or suffer to exist any Lien in, of or on the property of MichCon or any of its subsidiaries, except that this restriction shall not apply to:

•	Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings;

•	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings;

•	Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation;

•	utility easements, rights of way, exceptions, agreements for the joint or common use of property, restrictions and such other encumbrances or charges against property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of MichCon or its subsidiaries;

•	Liens on the capital stock, partnership interest, or other evidence of ownership of any subsidiary or such subsidiary’s assets that secure project financing for such subsidiary;

•	purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with MichCon’s business practices) to secure the purchase price of such property or Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount, provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced;

•	Liens existing on the date the senior debt securities are first issued;

•	Liens for no more than 90 days arising from a transaction involving accounts receivable of MichCon (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of MichCon’s business;

•	the right reserved to, or vested in, any municipality or public authority by the terms of any franchise, grant, license or permit, or by any provision of law, to terminate such franchise, grant, license or permit or to purchase or appropriate or recapture or to designate a purchaser of any of the mortgaged property, or to demand and collect from MichCon any tax or other compensation for the use of streets, alleys or other public places;

•	rights reserved to, or vested in, any municipality or public authority to use, control, remove or regulate any property of MichCon;

•	zoning laws and ordinances;

•	possible adverse rights or interests and inconsequential defects or irregularities in title which, in the opinion of counsel, may be properly disregarded; and

•	rights reserved to or vested in others to take or receive any part of the gas, power, oil or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of MichCon.
      We may provide with respect to one or more series of senior debt securities, as set forth in the applicable prospectus supplement and supplemental indenture, that the restriction on Liens will only apply to those series from and after the release date (so long as no substituted collateral obligations are issued to secure the senior debt securities from and after the release date) and that the restriction will not apply to the extent that we effectively secure the applicable senior debt securities equally and ratably with the Indebtedness secured by the Lien.
      The senior indenture provides that we will not, nor will we permit any subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor (other than MichCon or a subsidiary), or to which such lender or investor (other than MichCon or a subsidiary) is a party, providing for the leasing by MichCon or such subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by MichCon or such subsidiary for more than six months and which has been or is to be sold or transferred by MichCon or such subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either:

•	MichCon or such subsidiary could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the value of such transaction without equally and ratably securing the senior debt securities; or

•	MichCon, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of (i) the net proceeds of the sale of the real property leased pursuant to such arrangement or (ii) the fair market value of the real property so leased at the time of entering into such arrangement to the retirement of the senior debt securities and other obligations of MichCon ranking on a parity with the senior debt securities.

      We may provide with respect to one or more series of senior debt securities, as set forth in the applicable prospectus supplement and supplemental indenture, that the restriction on sale-leaseback transactions will only apply to those series from and after the release date (so long as no substituted collateral obligations are issued to secure the senior debt securities from and after the release date).
Events of Default and Notice Thereof
      The following are events of default under the senior indenture with respect to the senior debt securities of any series:

•	failure to pay interest on any senior debt security of that series when due, continued for 30 days;

•	failure to pay the principal of (or premium, if any, on) any senior debt security of that series when due and payable at maturity, upon redemption or otherwise;

•	failure to observe or perform any other covenant, warranty or agreement contained in the senior debt securities of that series or in the senior indenture (other than a covenant, agreement or warranty included in the senior indenture solely for the benefit of senior debt securities other than that series), continued for 60 days after notice has been given to MichCon by the senior trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series;

•	prior to the release date, the occurrence of a default under the mortgage, of which default the mortgage trustee or the holders of a majority in aggregate principal amount of the outstanding senior debt securities have given written notice to the mortgage trustee;

•	failure to pay at final maturity, or acceleration of, Indebtedness, excluding Project Finance Indebtedness, of MichCon having an aggregate principal amount of more than 1% of MichCon’s consolidated total assets (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to MichCon by the senior trustee or holders of at least 10% in aggregate principal amount of the outstanding senior debt securities of that series;

•	if any substituted collateral bonds are outstanding, the occurrence of a default under the substituted mortgage, of which default the trustee under such substituted mortgage or the holders of a majority in aggregate principal amount of the outstanding senior debt securities have given written notice to the senior trustee;

•	certain events of bankruptcy, insolvency or reorganization relating to MichCon; and

•	any other event of default with respect to the senior debt securities of that series specified in the applicable prospectus supplement or supplemental indenture under which that series of senior debt securities is issued.
      The senior indenture provides that the senior trustee shall, within 30 days after the occurrence of any default or event of default with respect to senior debt securities of any series, give the holders of senior debt securities of that series notice of all uncured defaults or events of default known to it (the term “default” includes any event which after notice or passage of time or both would be an event of default); provided, however, that, except in the case of an event of default or a default in payment on any senior debt securities of any series, the senior trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or responsible officers of the senior trustee in good faith determine that the withholding of such notice is in the interest of the holders of senior debt securities of that series.
      If an event of default with respect to senior debt securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the senior trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series, by notice in writing to MichCon (and to the senior trustee if given by the holders of at least 25% in aggregate principal amount of the senior debt securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the outstanding senior debt securities of that series to be due and payable immediately and, upon any such declaration, the outstanding senior debt securities of that series shall become immediately due and payable.
      If an event of default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the outstanding senior debt securities of any series will become immediately due and payable without any declaration or other act on the part of the senior trustee or any holder of any senior debt security of that series. Upon any acceleration of the senior debt securities prior to the release date, the senior trustee is empowered to cause the mandatory redemption of the collateral bonds or substituted collateral obligations, as the case may be.
      The holders of a majority of the principal amount of the outstanding senior debt securities of any series may annul any such declaration with respect to senior debt securities of that series and waive past events of default and defaults (except, unless previously cured, an event of default or a default in payment of principal of or interest on the senior debt securities of that series) upon the conditions provided in the senior indenture.
      The indenture provides that no holder of any senior debt security will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless:

•	that holder has previously given the senior trustee written notice of a continuing event of default;

•	the holders of not less than 25% in principal amount of the outstanding senior debt securities of that series have made written request to the senior trustee to institute proceedings in respect of that event of default and have offered the indenture trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

•	for 60 days after receipt of notice, the senior trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the senior trustee during such 60-day period by the holders of a majority in aggregate principal amount of outstanding senior debt securities of that series.
Furthermore, no holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders.
      The senior indenture provides that we shall periodically file statements with the senior trustee regarding compliance with applicable covenants and shall specify any event of default or defaults with respect to senior debt securities of any series, in performing such covenants, of which the signers may have knowledge.
Modification of the Senior Indenture; Waiver
      We and the senior trustee may modify the senior indenture without the consent of any holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the senior indenture and (ii) to make any change that does not materially adversely affect the interests of any holder of senior debt securities of any series. In addition, under the senior indenture, we and the senior trustee may modify certain rights and obligations of MichCon and the rights of holders of the senior debt securities may be modified by MichCon and the senior trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding senior debt securities of each series affected thereby; provided, however, no supplemental indenture under the senior indenture may be made, without the consent of each holder affected thereby, which will:

•	change the maturity of any senior debt securities of any series;

•	reduce the interest rate;

•	extend the time for payment of interest;

•	impair the interest of the senior trustee in the collateral bonds held by it;

•	prior to the release date, reduce the principal amount of any issue of collateral bonds securing the senior debt securities to an amount less than the principal amount of the related issue of senior debt securities;

•	alter the payment provisions of such collateral bonds in a manner adverse to the holders of the senior debt securities;

•	change the redemption provisions in a manner adverse to any holder of senior debt securities of any series; or

•	otherwise modify the terms of payment of the principal of, or interest on, any senior debt securities of any series, or reduce of the percentage required for modification.
      The senior indenture does not limit the aggregate amount of senior debt securities of MichCon that we may issue.
      The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive, insofar as that series is concerned, compliance by MichCon with certain restrictive covenants of the senior indenture. The holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive any past event of default or default under the senior indenture with respect to that series, except an event of default or a default in the payment of the principal of, or premium, if any, or any interest on any senior debt security of that series or in respect of a provision which under the senior indenture cannot be modified or amended without the consent of the holder of each outstanding senior debt security of that series affected.
Defeasance
      We may terminate our substantive obligations in respect of the senior debt securities of any series (except for our obligations to pay the principal of (and premium, if any, on) and the interest on the senior debt securities of that series) by:

•	depositing with the senior trustee, under the terms of an irrevocable trust agreement, money or U.S. government obligations or a combination of money and U.S. government obligations sufficient to pay all remaining indebtedness on the senior debt securities of that series;

•	delivering to the senior trustee either an opinion of counsel or a ruling directed to the senior trustee the Internal Revenue Service to the effect that the holders of the senior debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations; and

•	complying with certain other requirements set forth in the senior indenture.
Voting of Collateral Bonds Held by Senior Trustee
      The senior trustee, as holder of collateral bonds, will attend any meeting of holders of first mortgage bonds under the mortgage, as to which it receives due notice, or, at its option, will deliver its proxy in connection therewith. Either at such meeting, or otherwise where the consent of holders of first mortgage bonds is sought without a meeting, the senior trustee will vote all of the collateral bonds held by it, or will consent or withhold consent with respect thereto, as directed by the holders of a majority in aggregate principal amount of the outstanding senior debt securities; provided, however, that the senior trustee shall not be required to vote the collateral bonds of any particular issue in favor of, or give consent to, any action except upon notification by the senior trustee to the holders of the related issue of senior debt securities of such proposal and consent thereto of the holders of a majority in principal amount of the outstanding senior debt securities of such issue.

Concerning the Senior Trustee
      Citibank is the senior trustee under the senior indenture. Citibank is also trustee under the mortgage and a depositary of funds of MichCon. See “Description of the First Mortgage Bonds — Concerning the Mortgage Trustee.” Citibank and its affiliates also act as a lender or provide other banking or investment banking and other financial services to MichCon and its affiliates. The Trust Indenture Act contains limitations on the rights of the senior trustee, should it become a creditor of MichCon, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The senior trustee is permitted to engage in other transactions with MichCon and its subsidiaries from time to time, provided that if the senior trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an event of default under the senior indenture, or else resign.
Book-Entry Securities
      Unless we otherwise specify in the applicable prospectus supplement, the senior debt securities will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC.
      Portions of the following information concerning DTC and DTC’s book-entry only system have been obtained from sources that we believe to be reliable. We make no representation as to the accuracy of such information.
      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instrument from over 85 countries that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its participants are on file with the SEC.
      Purchases of senior debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the senior debt securities on DTC’s records. The ownership interest of each actual purchaser of each senior debt securities (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the senior debt securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in senior debt securities, except in the event that use of the book-entry system for the senior debt securities is discontinued.
      To facilitate subsequent transfers, all senior debt securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of senior debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the senior debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts such senior debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the senior debt securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to MichCon as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the senior debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).
      Redemption proceeds, distributions, and dividend payments on the senior debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from MichCon or its agent on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC (nor its nominee), agent or MichCon, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of MichCon or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.
      DTC may discontinue providing its services as securities depository with respect to the senior debt securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, certificates representing the senior debt securities are required to be printed and delivered.
      We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository), subject to the procedures of DTC. In that event, certificates representing the senior debt securities will be printed and delivered to DTC.
DESCRIPTION OF THE FIRST MORTGAGE BONDS
      The following section summarizes certain provisions of the first mortgage bonds and the mortgage. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the mortgage, including the definitions of certain terms. Certain capitalized terms in this section are defined in the mortgage.
General
      Prior to the release date, we will issue any series of first mortgage bonds issued as collateral bonds to the senior trustee. Each issue of such collateral bonds to the senior trustee will be in a principal amount equal to the principal amount of the senior debt securities issued contemporaneously with such collateral bonds. Prior to the release date, we shall make payments of the principal of, and premium or interest on, each series of collateral bonds to the senior trustee, which payments shall be applied by the senior trustee to the satisfaction of all obligations then due on the related series of senior debt securities. The collateral bonds will be exchangeable for a like aggregate principal amount of collateral bonds of the same series of other authorized denominations at the office of the mortgage trustee in New York, New York.
Security and Priority
      The mortgage constitutes a first mortgage lien (subject to exceptions and reservations set forth therein, to “permissible encumbrances”) upon substantially all of the property of MichCon, consisting principally of gas distribution and transmission lines and systems, underground storage fields and buildings, including property of the character initially mortgaged which has been or may be acquired by MichCon subsequent to the execution and delivery of the mortgage. It prohibits creation of prior liens upon the mortgaged property, other than “permissible encumbrances,” but, within specified limitations in certain cases, property may be acquired subject to preexisting liens or purchase money and other liens created at the time or in connection with the acquisition of such property. The property excepted from the lien of the mortgage consists principally of cash (unless deposited with the mortgage trustee under the mortgage), accounts receivable, gas, materials and supplies, securities, vehicles and leases.
      The first mortgage bonds will rank equally and ratably (except as to sinking fund and other analogous funds established for the exclusive benefit of a particular series) with all first mortgage bonds, regardless of series, from time to time issued and outstanding under the mortgage.
Release of Property
      Unless an event of default shall have occurred and be continuing, MichCon is entitled to possess, use and enjoy all the property and appurtenances, franchise and rights conveyed by the mortgage. Subject to various limitations and requirements, MichCon may obtain a release of any part of the mortgaged property, except prior lien bonds, upon receipt by the mortgage trustee of cash, as adjusted, equal to the consideration, if any, received or to be received from the sale, surrender or other disposition of the property to be released or the then fair value thereof (whichever shall be greater).
Issuance of Additional First Mortgage Bonds
      We may issue additional first mortgage bonds under the mortgage in principal amounts (unlimited except as provided by law) equal to:

(1) 70% of the cost or fair value to MichCon, whichever is less, of unbonded net property additions made after December 31, 1943 (subject to deductions in certain cases, if such net property additions secure prior lien bonds);

(2) the sum of the principal amount of first mortgage bonds previously issued under the mortgage, and of prior lien bonds theretofore deducted under the mortgage, which have been retired or are then being retired and have not theretofore been bonded; and

(3) the amount of cash deposited with the mortgage trustee for such purpose.
      We may issue first mortgage bonds on the basis of net property additions which include substantially all utility property subject to the mortgage or deposit of cash only if net earnings available for interest and depreciation (before deduction for income taxes) for any specified 12 consecutive calendar months within the preceding 15 months equal two and one-half times annual interest charges on the first mortgage bonds and any prior lien bonds. Such earnings requirement need not be met where first mortgage bonds are to be issued against first mortgage bonds or prior lien bonds which have been or are being retired as described in (2) above if the first mortgage bonds to be issued bear interest at a lower rate than the first mortgage bonds or prior lien bonds which have been or are to be retired, or if the proceeds from the first mortgage bonds to be issued are used to refund first mortgage bonds or prior lien bonds which have been retired within two years prior to such issuance unless additional first mortgage bonds requiring an earnings certificate have been issued in the period between the retirement of the retired first mortgage bonds and the issuance of the first mortgage bonds.

      As of October 31, 2004, MichCon had approximately $902 million of unbonded net property additions, which would entitle it to issue approximately $632 million principal amount of additional first mortgage bonds on the basis of unbonded net property additions. Also, MichCon could issue approximately $252 million of first mortgage bonds on the basis of first mortgage bond retirements.
Withdrawal of Certain Cash
      Cash deposited with the mortgage trustee as a basis for the issuance of additional first mortgage bonds may be withdrawn by MichCon in amounts described above under “Issuance of Additional First Mortgage Bonds.”
Defeasance
      We may require the discharge of the mortgage or treat a series of first mortgage bonds as no longer outstanding thereunder if:

•	we deposit with the mortgage trustee monies or direct obligations of, or obligations guaranteed by, the United States of America, or securities backed by obligations of the United States of America, in an amount sufficient to pay, when due, the principal, premium, if any, and any interest due and to become due; and

•	we deliver an opinion of counsel to the effect that registration is not required under the Investment Company Act of 1940, applicable laws are not violated, and such discharge will not result in a taxable event with respect to the first mortgage bonds the payment of which is being provided for.
      In such event, the obligation of MichCon duly and punctually to pay and cause to be paid the principal, premium, if any, and interest in respect of such first mortgage bonds shall be completely discharged. Thereafter, the holders of such first mortgage bonds shall be entitled to payment only out of funds on deposit with the mortgage trustee as stated above for their payment.
Modification of Mortgage
      In general, modifications or alterations of the mortgage and of the rights or obligations of MichCon and of the holders of first mortgage bonds, as well as waivers of compliance with the mortgage, may be made with the consent of holders of 60% of the first mortgage bonds outstanding, or, if less than all series of the first mortgage bonds are adversely affected, the consent of the holders of 60% of the first mortgage bonds adversely affected. No such modification, alteration or waiver may be made, without the consent of each holder affected thereby, which will:

•	permit the extension of the time or times of payment of the principal of, or the interest or the premium (if any) on, any first mortgage bond, or a reduction in the rate of interest thereon, or otherwise affect the terms of payment of the principal of, or the interest or the premium (if any) on, any first mortgage bond, or affect the right of any holder of first mortgage bonds to institute suit for the enforcement of any such payment on or after the due date thereof;

•	otherwise than as permitted by the mortgage, permit the creation of any lien ranking prior or equal to the lien of the mortgage with respect to any of the mortgaged properties, or give to any first mortgage bonds secured by the mortgage any preference over any other first mortgage bonds so secured or deprive any bondholder of the security afforded by the lien of the mortgage; or

•	permit the reduction of the percentage of first mortgage bonds required for the making of any such modification, alteration or waiver.
Concerning the Mortgage Trustee
      Citibank is the mortgage trustee under the mortgage. Citibank has acted as paying agent on the outstanding first mortgage bonds and will act in the same capacity with respect to any additional first mortgage bonds issued under the mortgage. It also serves as trustee for the senior debt securities and is a depositary of funds of MichCon. Citibank and its affiliates also act as a lender or provide other banking or investment banking and other financial services to MichCon and its affiliates. The Trust Indenture Act contains limitations on the rights of the mortgage trustee, should it become a creditor of MichCon, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The mortgage trustee is permitted to engage in other transactions with MichCon and its subsidiaries from time to time, provided that if the mortgage trustee acquires any conflicting interests it must eliminate such conflicts upon the occurrence of an event of default under the mortgage, or else resign.
Default and Notice Thereof to Holders of First Mortgage Bonds
      The mortgage provides that, in case of an event of default as defined therein, the mortgage trustee or the holders of not less than 25% in principal amount of the first mortgage bonds may declare the principal and all accrued and unpaid interest of all first mortgage bonds, if not already due, to be immediately due and payable. The mortgage trustee, upon request of the holders of a majority in principal amount of the outstanding first mortgage bonds, shall waive such default and rescind any such declaration if such default is cured. The holders of a majority in principal amount of the first mortgage bonds shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the mortgage trustee and of exercising any power or trust conferred upon the mortgage trustee, but under certain circumstances, the mortgage trustee may decline to follow such directions or to exercise certain of their powers.
      Holders of first mortgage bonds have no right to enforce any remedy under the mortgage unless the mortgage trustee has first had a reasonable opportunity to do so following notice of default to the mortgage trustee and request by the holders of 25% in principal amount of the first mortgage bonds for action by the mortgage trustee with offer of indemnity satisfactory to the mortgage trustee against cost, expenses and liabilities that may be incurred thereby, but this provision does not impair the absolute right of any holder of first mortgage bonds to enforce payment of the principal of and interest on the holder’s first mortgage bond when due.
      The mortgage provides that the following shall constitute events of default:

•	failure to pay any installment of interest on any first mortgage bond when due and payable, continued for 60 days;

•	failure to pay the principal of any first mortgage bond when due and payable, whether at maturity, in connection with any sinking fund payment, or otherwise;

•	failure to pay any installment of interest on any prior lien bonds, and continuance of such failure for the period of grace, if any, specified in the prior lien securing such bonds after notice has been given to MichCon by the mortgage trustee or to MichCon and the mortgage trustee by holders of at least 25% in aggregate principal amount of the first mortgage bonds;

•	failure to pay any installment applied to the purchase or redemption of any first mortgage bond, continued for 60 days;

•	failure to pay the principal of any prior lien bond when due and payable, whether at maturity or otherwise after notice has been given to MichCon by the mortgage trustee or to MichCon and the mortgage trustee by holders of at least 25% in aggregate principal amount of the first mortgage bonds;

•	failure on the part of MichCon to perform or observe any other covenant, agreement or condition contained in the mortgage or in the first mortgage bonds or any prior lien bonds, continued for 90 days after notice has been given to MichCon by the mortgage trustee or to MichCon and the mortgage trustee by the holders of not less than 25% in principal amount of the first mortgage bonds;

•	insolvency or bankruptcy, receivership or similar proceedings initiated by MichCon, or initiated against MichCon and not terminated or stayed within 45 days after entry thereof; and

•	failure to renew or extend MichCon’s corporate existence upon or prior to the expiration thereof under the provision of its articles of incorporation or of law.

      The mortgage provides that the mortgage trustee shall give to the holders of first mortgage bonds notice of the happening of a default known to them within 90 days after the occurrence thereof (disregarding any period of grace in the defaults referred to above) unless such default shall have been cured, but except in case of default in the payment of principal, premium, if any, or interest on the first mortgage bonds or in the payment of any sinking fund installment, the mortgage trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers, of the mortgage trustee in good faith determine that the withholding of such notice is in the interest of the holders of first mortgage bonds.

PLAN OF DISTRIBUTION
      MichCon may sell the senior debt securities through agents, underwriters or dealers, or directly to one or more purchasers without using underwriters or agents.
      MichCon may designate one or more agents to sell the senior debt securities. Unless otherwise stated in a prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell senior debt securities on a continuing basis.
      If MichCon uses underwriters for a sale of senior debt securities, the underwriters will acquire the senior debt securities for their own account. The underwriters may resell the senior debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the senior debt securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase the senior debt securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the senior debt securities offered if any of those senior debt securities are purchased. If MichCon uses a dealer in the sale, it will sell the senior debt securities to the dealer as principal. The dealer may then resell those senior debt securities at varying prices determined at the time of resale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers will be described in the applicable prospectus supplement and may be changed from time to time.
      MichCon may also sell the senior debt securities directly to one or more purchasers without the involvement of any underwriters, dealers or agents.
      Underwriters, dealers and agents that participate in the distribution of the senior debt securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from MichCon and any profit on their resale of the senior debt securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. MichCon may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.
Trading Markets and Listing of Securities
      Unless otherwise specified in the applicable prospectus supplement, each class or series of senior debt securities will be a new issue with no established trading market. MichCon may elect to list any class or series of senior debt securities on any exchange but is not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of senior debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. MichCon cannot give any assurance as to the liquidity of the trading market for any of the senior debt securities.
Stabilization Activities
      Any underwriter may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

EXPERTS
      The consolidated financial statements and related financial statement schedule of Michigan Consolidated Gas Company incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for asset retirement obligations in 2003), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      With respect to the unaudited interim financial information for the periods ended March 31, 2005 and 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, has applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because such report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.
LEGAL MATTERS
      The validity of the senior debt securities will be passed upon for MichCon by Thomas A. Hughes, Vice President and General Counsel. In addition, other customary legal matters relating to the offering of the securities, including matters relating to our due incorporation, legal existence and authorized capitalization, and the lien of the mortgage will be passed upon for MichCon by Thomas A. Hughes, Vice President and General Counsel. Mr. Hughes beneficially owns shares of DTE Energy common stock. Except as otherwise set forth in a prospectus supplement, certain matters relating to the senior debt securities will be passed upon for MichCon by Hunton & Williams LLP, New York, New York, special counsel to MichCon. Except as otherwise set forth in a prospectus supplement, certain legal matters relating to the senior debt securities will be passed upon for any underwriters, dealers or agents by Dewey Ballantine LLP, New York, New York. Hunton & Williams LLP and Dewey Ballantine LLP will rely on the opinion of Mr. Hughes with respect to Michigan law.
      Dewey Ballantine LLP has represented, and may in the future continue to represent, us and/or certain of our affiliates as to certain energy regulatory, commercial and other matters unrelated to this offering.
WHERE YOU CAN FIND MORE INFORMATION
Available Information
      We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      We maintain a web site at http://www.michcon.com (which is not intended to be an active hyperlink), that contains information about us. The information on our web site is not incorporated by reference into this prospectus and you should not consider it part of this prospectus.

Incorporation by Reference
      We can “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Until we sell all of the senior debt securities covered by this prospectus, and after the date of this registration statement to the date of effectiveness of this registration statement, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2004, as amended by the Form 10-K/A filed with the SEC on June 17, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; and

•	Current Report on Form 8-K filed with the SEC on May 3, 2005.

      Each document is available from the SEC’s web site and public reference room described above. MichCon will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost to you, by writing or telephoning MichCon, at our principal executive office, which is:
Michigan Consolidated Gas Company
2000 2nd Avenue
Detroit, Michigan 48226-1279
(313) 235-4000

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities are as follows:

Amount to
be Paid

SEC filing fee for registration statement	$23,540
Printing and mailing expenses	30,000
Legal fees and expenses	150,000
Accounting fees and expenses	30,000
Trustees fees and expenses	10,000
Rating agencies’ fees	100,000
Miscellaneous	16,460

Total	$360,000

Item 15.	Indemnification of Directors and Officers.
      (a) Indemnification. MichCon’s By-Laws and the Michigan Business Corporation Act (the “Act”) permit MichCon’s officers and directors to be indemnified under certain circumstances for expenses and, in some instances, for judgments, fines or amounts paid in settlement of civil, criminal, administrative and investigative suits or proceedings, including those involving alleged violations of the Securities Act. In addition, MichCon has entered into indemnification agreements with its officers and directors which provide for indemnification to the maximum extent permitted by law. These agreements set forth certain procedures for the advancement by MichCon of certain expenses to indemnitees.
      Section 209(c) of the Act permits a corporation to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the Act, dealing with unlawful distributions; or (4) an intentional criminal act.
      Sections 561 of the Act permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Sections 562 and 564c of the Act provide that in a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses, including attorneys fees and amounts paid in settlement, actually and reasonably incurred by directors and officers in connection with the action or suit, but only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, except that no indemnification will be made if such person will have been found liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.
      Section 563 of the Act provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562, or in defense of a claim, issue, or matter in the action, suit or proceeding, shall be indemnified against actual and reasonable expenses, including attorney’s fees, incurred by him or her in connection with the action, suit or proceeding, or proceeding brought to enforce this mandatory indemnification.
      Reference is made to the underwriting agreement or agreements filed or incorporated by reference as exhibits hereto, which will provide for indemnification of controlling persons, directors and certain officers of the registrant against certain liabilities.
      (b) Insurance. MichCon (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under seven insurance policies providing aggregate coverage for DTE Energy and its affiliates in the amount of $165 million.

Item 16.	Exhibits.

Exhibit
No.		Description

1	.1**	Form of Underwriting Agreement.

4	.1*	Indenture between MichCon and Citibank, N.A. dated as of June 1, 1998 relating to the Senior Debt Securities (Exhibit 4-1 to Registration Statement No. 333-63370).

4	.2*	First Supplemental Indenture dated as of June 18, 1998 (Exhibit 4-1 to Form 8-K dated June 18, 1998) (Extendable Mandatory Par Put Remarketed Securitiessm due June 30, 2038 and Resetable Mandatory Putable/remarketable Securities due June 30, 2038).

4	.3*	Second Supplemental Indenture dated as of June 9, 1999 (Exhibit 4-1 to Form 8-K dated June 4, 1999) (Senior Secured Insured Quarterly Notes due 2038 and Senior Notes due 2039).

4	.4*	Third Supplemental Indenture dated as of August 15, 2001 (Exhibit 4-2 to Form 10-Q for the quarter ended September 30, 2001) (6 1/8% Senior Notes due 2008).

4	.5*	Fourth Supplemental Indenture dated as of February 15, 2003 (Exhibit 4-3 to Form 10-Q for the quarter ended March 31, 2003) (5.70% Senior Notes, 2003 Series A due 2033).

4	.6*	Fifth Supplemental Indenture dated as of October 1, 2004 (Exhibit 4-6 to Form 10-Q for the quarter ended September 30, 2004) (5.00% Senior Notes, 2004 Series E due 2019).

4	.7*	Indenture of Mortgage and Deed of Trust dated as of March 1, 1944 relating to the First Mortgage Bonds (Exhibit 7-D to Registration Statement No. 2-5252).

4	.8*	Twenty-ninth Supplemental Indenture dated as of July 15, 1989, providing for the modification and restatement of the Indenture of Mortgage and Deed of Trust dated as of March 1, 1944 (Exhibit 4-2 to Registration Statement No. 333-63370) (Secured Medium-Term Notes, Series A).

4	.9*	Thirtieth Supplemental Indenture dated as of September 1, 1991 (Exhibit 4-1 to Form 8-K dated September 27, 1991).

4	.10*	Thirty-first Supplemental Indenture dated as of December 15, 1991 (Exhibit 4-1 to Form 8-K dated February 28, 1992).

4	.11*	Thirty-second Supplemental Indenture dated as of January 5, 1993 (Exhibit 4-1 to Form 10-K for the year ended December 31, 1992).

4	.12*	Thirty-third Supplemental Indenture dated as of May 1, 1995 (Exhibit 4-2 to Registration Statement No. 33-59093) (Secured Medium-Term Notes, Series B).

4	.13*	Thirty-fourth Supplemental Indenture dated as of November 1, 1996 (Exhibit 4-2 to Registration Statement No. 333-16285) (Secured Medium-Term Notes, Series C).

4	.14*	Thirty-fifth Supplemental Indenture dated as of June 18, 1998 (Exhibit 4-2 to Form 8-K dated June 18, 1998) (Collateral Bonds Series A and Collateral Bonds Series B).

4	.15*	Thirty-sixth Supplemental Indenture dated as of August 15, 2001 (Exhibit 4-3 to Form 10-Q for the quarter ended September 30, 2001) (6 1/8% Collateral Bonds due 2008).

4	.16*	Thirty-seventh Supplemental Indenture dated as of February 15, 2003 (Exhibit 4-4 to Form 10-Q for the quarter ended March 31, 2003) (5.70% Collateral Bonds due 2033).

Exhibit
No.		Description

4	.17*	Thirty-eighth Supplemental Indenture, dated as of October 1, 2004 (Exhibit 4-5 to Form 10-Q for the quarter ended September 30, 2004) (2004 Series E Collateral Bonds).
4	.18*	Form of Supplemental Indenture related to Senior Debt Securities (including Form of Senior Debt Securities) (Exhibit 4-3 to Registration Statement No. 333-63370).

4	.19*	Form of Supplemental Indenture related to Collateral Bonds (including Form of Collateral Bonds) (Exhibit 4-4 to Registration Statement No. 333-63370).

5	.1**	Opinion and Consent of Thomas A. Hughes, Esq., Vice President and General Counsel for MichCon, regarding validity of securities being registered.

5	.2**	Opinion and Consent of Hunton & Williams LLP regarding certain matters related to New York law.

12.1		Computation of Ratio of Earnings to Fixed Charges.

15.1		Awareness Letter of Deloitte & Touche LLP.

23.1		Consent of Deloitte & Touche LLP.

23	.2**	Consent of Thomas A. Hughes, Esq., Vice President and General Counsel for MichCon (included in Exhibit 5.1 to this registration statement).

23	.3**	Consent of Hunton & Williams LLP (included in Exhibit 5.2 to this registration statement).

24	.1**	Power of Attorney (included on the signature page of this registration statement).

25	.1**	Statement of Eligibility of Citibank, N.A. on Form T-1 (Senior Debt Securities).

25	.2**	Statement of Eligibility of Citibank, N.A. on Form T-1 (First Mortgage Bonds).

*	Document incorporated by reference as indicated.

**	Previously filed.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 17th day of June, 2005.

MICHIGAN CONSOLIDATED GAS COMPANY
(Registrant)

By:	/s/ Anthony F. Earley, Jr.

Anthony F. Earley, Jr.
Chairman of the Board and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Anthony F. Earley, Jr. Anthony F. Earley, Jr.		Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	June 17, 2005

/s/ David E. Meador* David E. Meador		Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	June 17, 2005

/s/ Daniel G. Brudzynski Daniel G. Brudzynski		Vice President and Controller (Principal Accounting Officer)	June 17, 2005

/s/ Susan M. Beale* Susan M. Beale		Director	June 17, 2005

*By:	/s/ N. A. Khouri N. A. Khouri Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description

12.1	Computation of Ratio of Earnings to Fixed Charges.
15.1	Awareness Letter of Deloitte & Touche LLP.
23.1	Consent of Deloitte & Touche LLP.